UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

THE KEYW HOLDING CORPORATION

(Name of Subject Company)

THE KEYW HOLDING CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

493723100
(CUSIP Number of Class of Securities)

William J. Weber
President and Chief Executive Officer
The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076
(443) 733-1600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick S. Green Eoghan P. Keenan Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Philip Luci Jr. Executive Vice President & General Counsel The KeyW Holding Corporation 7740 Milestone Parkway Suite 400 Hanover, MD 21076 (443) 733-1600	Jonathan F. Wolcott, Esq. Holland & Knight LLP 1650 Tysons Boulevard, Suite 1700 Tysons, VA 22102 (703) 720-8600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The KeyW Holding Corporation (the “Company”) with the Securities and Exchange Commission on May 13, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Atom Acquisition Sub, Inc., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a purchase price of $11.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated May 13, 2019, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time and which together constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on May 13, 2019. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Explanatory Note:

In connection with the litigation described in the Schedule 14D-9 under the heading “Legal Proceedings”, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the litigation, the defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. None of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law, and nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The additional disclosures are set forth below. Underlined text shows text being added to a referenced disclosure in the Schedule 14D-9. ~~Strikethrough text~~ shows text in the referenced disclosure that is being deleted.

1)             The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation — Background of Offer and Merger” is hereby amended as follows:

a)             The final paragraph on page 21 is amended and restated as follows:

“On March 6, 2019, at Parent’s request, Parent’s due diligence team and representatives of Barclays Capital Inc. (“Barclays”), Parent’s financial advisor, attended follow-up presentations with the Company’s management in Washington, D.C., which centered on sector review, potential cross-selling opportunities and business development activities.  During the period from March 6, 2019 through March 21, 2019, at the request of Parent, Parent’s diligence team and Parent’s advisors attended several meetings with members of the Company’s senior management and engaged in further discussions with the Company.”

b)             The second paragraph on page 22 is amended and restated as follows:

“Also on March 8, 2019, the Strategy Committee held a meeting with members of management and representatives of Guggenheim Securities and Weil participating. Guggenheim Securities provided an update on the status of the process and the schedule of follow-up meetings with potential bidders following the initial management presentations, and reported that Parent and its financial advisors were dedicating substantial resources to rapidly complete diligence and had requested and scheduled additional diligence sessions with the Company’s senior management and Guggenheim Securities. Guggenheim Securities reviewed with the Strategy Committee its preliminary financial analysis, including an analysis of the Company’s potential standalone value using various valuation methodologies.”

c)              The fourth paragraph on page 24 is amended and restated as follows:

“On April 1, 2019, counsel to Company A submitted a markup of the merger agreement to Weil. From April 1, 2019 through April 5, 2019, Weil had a number of discussions with members of the Company’s management team to discuss points raised in Company A’s comments to the draft merger agreement. In particular, Weil noted the following areas of discussion: (i) Company A’s request that the Company’s four sector vice presidents and substantially all of their direct reports were required to enter into retention agreements with Company A as a condition to signing; (ii) proposed revisions to the treatment of equity awards, such that the Company’s equity awards would remain outstanding following the effective time and be settled in shares of Company A’s common stock; (iii) modifications to the tender offer process and timeline; (iv) increased limitations on the conduct of business between signing the merger agreement and closing; (v) the scope of Company’s A’s undertaking to obtain regulatory approvals and employee related matters; (vi) increased restrictions on the Company’s non-solicitation obligations; and (vii) Company A’s proposed termination fee equal to 4.5% of the Company’s equity value.”

2)             The section of the Schedule 14D-9 entitled “Summary of Certain Unaudited Forecasted Financial Information” is hereby amended and restated as follows:

“Except for its customary annual guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions and estimates and various other factors, many of which are not within the Company’s control. Management of the Company prepared certain preliminary non-public unaudited financial analyses and forecasts for 2019 through 2023, which were discussed with the Board of Directors (the “Projections”). In connection with the Company’s consideration of a potential strategic transaction, it provided the Projections to the Board of Directors, Guggenheim Securities, Parent and Barclays and directed Guggenheim Securities to use the Projections in connection with the rendering of its fairness opinion to the Board of Directors and performing its related financial analysis, as described under the heading “—Opinion of Guggenheim Securities, LLC.”

The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Investors should note that the non-GAAP financial measures presented in this Schedule 14D-9 (a) are not prepared under any comprehensive set of accounting rules or principles and do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP and (b) have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, the non-GAAP financial measures as used by the Company in this Schedule 14D-9 and the accompanying footnotes may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by the Company in its other filings with the SEC or by the Company’s competitors and other companies.

Due to the inherent limitations of non-GAAP financial measures, investors should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. All of the Projections summarized in this section were prepared by the Company’s management.

Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain preliminary non-public unaudited financial information that was made available to the Board of Directors, Guggenheim Securities, Parent and Barclays, and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Projections (and a number of the assumptions on which they were based), while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive future year.

These Projections were based on numerous variables and assumptions that were deemed to be reasonable as of the date they were prepared. While the Projections were prepared in good faith, no assurance can be made regarding future events. All financial projections are forward-looking statements. The estimates and assumptions underlying these Projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which the Company operates, and the risks and uncertainties described under “Cautionary Note Regarding Forward-Looking Statements “contained in this Schedule 14D-9, all of which are difficult to predict and many of which are outside the control of the Company and, upon the closing of the Merger, will be beyond the control of Parent and the Surviving Company. Stockholders are urged to review the other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Accordingly, there can be no assurance that the Projections will be realized, and actual results will likely vary, and may vary materially, from those shown.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Projections to be necessarily predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Projections or can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by applicable law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved.

	December 31,
(in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$521.0	$610.7	$675.0	$715.5	$758.5
Management Defined Adjusted EBITDA (1)	52.0	69.6	82.9	90.6	99.1
Stock-Based Compensation	4.4	4.5	4.6	4.7	4.8
Adjusted EBITDA (2)	47.6	65.1	78.3	85.9	94.3
GAAP Depreciation and Amortization	17.0	15.2	13.3	11.2	10.6
Adjusted Operating Income (3)	30.6	49.9	65.0	74.8	83.7
Unlevered Cash Taxes (4)	10.9	15.6	19.0	21.1	23.4
Capital Expenditures	9.2	8.2	8.5	8.8	9.2
Increase / (Decrease) in Working Capital	(8.9)	4.2	5.0	2.1	2.0
Unlevered Free Cash Flow (5)	36.5	37.1	45.8	53.9	59.7

(1) “Management Defined Adjusted EBITDA” is defined as estimated earnings before interest, taxes and depreciation and amortization expense, but excluding the impact of the following, where applicable: loss or gain on the disposal or sale of property, plant and equipment, acquisition and integration-related expenses, restructuring costs, legal and settlement costs, and stock based compensation expense. These non-GAAP financial measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.

(2) “Adjusted EBITDA” is defined as Management Defined Adjusted EBITDA, inclusive of stock-based compensation expense. These non-GAAP financial measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.

(3) Adjusted Operating Income calculated as Adjusted EBITDA less GAAP Depreciation and Amortization.

(4) Assumes a 27% effective tax rate. Note that the effective tax rate does not reflect the benefit of KeyW’s existing tax assets (including tax deductible goodwill and intangible asset amortization and the existing balance of net operating losses).

(5) Unlevered Free Cash Flow is calculated as Adjusted EBITDA less Unlevered Cash Taxes, less Capital Expenditures, and less Increase / (Decrease) in Working Capital.”

3)             The section of the Schedule 14D-9 entitled “Opinion of Guggenheim Securities LLC” is hereby amended as follows:

a)             The following sentence is added to the end of the first paragraph under the subheading “Overview” on page 33:

“During the two-year period ended April 21, 2019, Guggenheim did not receive any fees for investment banking services to KeyW and/or its affiliates other than fees in connection with the Transactions.”

b)             The third bullet on page 40 is amended and restated as follows:

“In estimating KeyW’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of KeyW’s terminal year normalized after-tax unlevered free cash flow of 3.00% – 4.00%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to KeyW’s implied terminal year Adj. EBITDA multiples, which ranged from 8.2x to 11.6x.”

c)              The final paragraph under the following the subheading “KeyW Selected Publicly Traded  Companies Analysis” on page 43 is amended and restated as follows:

“Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of (i) $5.80 – $10.61 per share excluding the estimated present value of KeyW’s existing tax benefits ($5.80 –$7.60 per share based on CY2019E EBITDA and $7.60 –$10.61 per share based on CY2020E EBITDA) and (ii) $6.95 – $11.82 per share including the estimated present value of KeyW’s existing tax benefits ($6.95 –$8.81 per share based on CY2019E EBITDA and $8.75 –$11.82 per share based on CY2020E EBITDA) for purposes of evaluating KeyW’s common stock on a stand-alone public market trading basis.”

d)             The paragraph following the subheading “Premia Analysis” on page 44 is amended and restated as follows:

“Guggenheim Securities reviewed the premia paid in transactions in which U.S. public companies were acquired in transactions announced on or after April 18, 2014. Guggenheim Securities compared the price paid in the precedent transactions to the unaffected market price 1-day prior to the first public reference to each such precedent transaction to the same premium being offered to KeyW’s stockholders in the transaction. Based on publicly available information, Guggenheim analyzed the premia paid in 127 pending or completed all-cash transactions with U.S. public company targets announced since April 18, 2014 with total enterprise values between $500 million and $1.5 billion.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KEYW HOLDING CORPORATION

By:	/s/ WILLIAM J. WEBER
	Name:	William J. Weber
	Title:	President and Chief Executive Officer

Dated: May 31, 2019